SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              TII Industries, Inc.
                     --------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   872479 20 9
                     --------------------------------------
                                 (CUSIP Number)

                                 Alfred J. Roach
                            c/o TII Industries, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
                     --------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                December 18, 1995
                      -------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                Page 1 of 4 Pages

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CUSIP No. 872479 20 9                                          Page 2 of 4 Pages



Response to Question   1:                 Alfred J. Roach
Response to Question   2:                 N/A
Response to Question   3:                 SEC USE ONLY
Response to Question   4:                 PF SC OO
Response to Question   5:                 N/A
Response to Question   6:                 United States
Response to Question   7:                 762,100
Response to Question   8:                 0
Response to Question   9:                 762,100
Response to Question   10:                0
Response to Question   11:                762,100
Response to Question   12:                N/A
Response to Question   13:                10.5%
Response to Question   14:                IN




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CUSIP No. 872479 20 9                                          Page 3 of 4 Pages

                                  INTRODUCTION

           Except as to Item 5, no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported by Alfred J. Roach in respect of such Items.

ITEM 5.     INTEREST IN SECURITY OF THE ISSUER.

           (a) & (b) The following table sets forth the beneficial ownership (and information concerning voting and dispositive power) of Alfred J. Roach as of January 31, 1996:

                            Number of                            Percent
Name                        Shares(1)                           of Class(2)
----                        ---------                           -----------

Alfred J. Roach            762,100(3)                           10.5%

--------------------

(1) Alfred J. Roach has sole voting and dispositive power with respect to the shares owned by him.

(2) Percent of Class assumes the issuance of the Common Stock upon the exercise of options (to the extent exercisable on or within 60 days after January 31, 1996) deemed beneficially owned by Alfred J. Roach but by no other person or entity.

(3) Includes (a) 701,740 outstanding shares owned by Mr. Roach and (b) 60,360 shares issuable upon the exercise of the portion of options held under the Company's 1986 Stock Option Plan which are exercisable on or within 60 days after January 31, 1996. Excludes (a) 51,744 outstanding shares and (b) 8,960 shares issuable upon the exercise of options granted under the Company's 1986 Stock Option Plan, which are presently exercisable in full, that are owned by Dorothy Roach. Alfred J. Roach disclaims beneficial ownership of all securities held by Dorothy Roach.

     (c) In addition to the transactions previously reported by Mr. Roach, on December 18, 1995, Alfred J. Roach sold, in open market transactions, 100,000 shares of Common Stock at $7.375 per share.




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CUSIP No. 872479 20 9                                          Page 4 of 4 Pages
                                   Signatures

                After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:       January 31, 1996

                                          /s/ Alfred J. Roach
                                        -------------------------------
                                          Alfred J. Roach